Management Report

Little Dreams LLC
For the period ended December 31, 2019

Prepared by
KML PC

Prepared on
November 5, 2020

Table of Contents

Profit and Loss

January - December 2019

This report contains no data for your specified date range.

Balance Sheet

As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash in Checking	13,914.11
Total Bank Accounts	**13,914.11**
Total Current Assets	**13,914.11**
Other Assets	
Little Dreams Album	14,884.89
Total Other Assets	**14,884.89**
TOTAL ASSETS	**$28,799.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	274.00
Total Accounts Payable	**274.00**
Total Current Liabilities	**274.00**
Total Liabilities	**274.00**
Equity	
Owner’s Investment	28,525.00
Retained Earnings	
Net Income	
Total Equity	**28,525.00**
TOTAL LIABILITIES AND EQUITY	**$28,799.00**

Statement of Cash Flows

January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Little Dreams Album	-14,884.89
Accounts Payable (A/P)	274.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-14,610.89**
Net cash provided by operating activities	**-14,610.89**
FINANCING ACTIVITIES	
Owner's Investment	28,525.00
Net cash provided by financing activities	**28,525.00**
NET CASH INCREASE FOR PERIOD	**13,914.11**
CASH AT END OF PERIOD	**$13,914.11**

Notes:

Note 1- General

Little Dreams LLC (the "Company"), was incorporated on June 28, 2019 in the state of Delaware.

The Company is planning to engage in recording, producing and marketing Marie Miller's newest project.

As of this reporting date, no other business activities have begun.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Note 3 – Cash and Cash Equivalents

Cash and Cash equivalents consist of the following:

Cash in bank –
     Total: $13,914.11

Note 4 – Members' Equity

As of reporting date, the Company has no contributions from members.

Note 5 – Related Party Transactions

The Company has no other reportable related party transactions.

Note 6 – Subsequent Events

Management of the Company has evaluated material events or transactions subsequent to December 31, 2019 through October 31, 2020, the date these financial statements were available to be issued and determined that there was no material subsequent event that would be reported in the financial statements.

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